                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)
                     SANTA ANITA REALTY ENTERPRISES, INC.
                         SANTA ANITA OPERATING COMPANY
--------------------------------------------------------------------------------

                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.10 PER SHARE
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                  8012 09206
                                  8012 12101
                        -------------------------------

                                 (CUSIP Number)


                               ABRAHAM D. GOSMAN
                                   MEDITRUST
                         MEDITRUST ACQUISITION COMPANY
                               197 FIRST AVENUE
                       NEEDHAM HEIGHTS, MA   02194-9127
                                (617) 433-6000

--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 JUNE 19, 1997
                        -------------------------------

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                                 SCHEDULE 13D

           8012 09206
CUSIP No.  8012 12101                                             Page 2 of 11

------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MEDITRUST
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [_]

                                                                       (b) [_]
------------------------------------------------------------------------------

3   SEC USE ONLY

------------------------------------------------------------------------------

4   SOURCE OF FUNDS
       WC

------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Massachusetts
------------------------------------------------------------------------------

         NUMBER OF         7  SOLE VOTING POWER
          SHARES                 1,245,171 (SEE PAGE 5, FOOTNOTE 1)
                           ---------------------------------------------------

       BENEFICIALLY        8  SHARED VOTING POWER
         OWNED BY                0
                           ---------------------------------------------------

           EACH            9  SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                 1,245,171 (SEE PAGE 5, FOOTNOTE 1)
                           ---------------------------------------------------
           WITH            10 SHARED DISPOSITIVE POWER
                                 0

------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,245,171 (SEE PAGE 5, FOOTNOTE 1)

------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.8% (SEE ITEM 5)
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

       Massachusetts Business Trust (00)
------------------------------------------------------------------------------

                                 SCHEDULE 13D

           8012 09206
CUSIP No.  8012 12101                                             Page 3 of 11

------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         MEDITRUST ACQUISITION COMPANY
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]

                                                                       (b) [_]
------------------------------------------------------------------------------

3   SEC USE ONLY

------------------------------------------------------------------------------
4   SOURCE OF FUNDS
       AF

------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Massachusetts
------------------------------------------------------------------------------
         NUMBER OF         7  SOLE VOTING POWER
          SHARES                 1,245,171 (SEE PAGE 5, FOOTNOTE 1)
                           ---------------------------------------------------

       BENEFICIALLY        8  SHARED VOTING POWER
         OWNED BY                0
                           ---------------------------------------------------

           EACH            9  SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                 1,245,171 (SEE PAGE 5, FOOTNOTE 1)
                           ---------------------------------------------------
           WITH            10 SHARED DISPOSITIVE POWER
                                 0
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,245,171 (SEE PAGE 5, FOOTNOTE 1)
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [_]
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.8% (SEE ITEM 5)
------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

       Massachusetts Business Trust (00)
------------------------------------------------------------------------------

          This Amendment No. 2 hereby amends and supplements the Statement on
Schedule 13D filed by Meditrust on April 23, 1997, as amended by a filing made on May 19, 1997 (the Schedule 13D as filed on April 23, 1997 being referred to as the "Original 13D," and such Original 13D as amended by the filing made on May 19, 1997 being referred to as the "Amended 13D"), in respect of the Common Stock, par value $.10 per share of Santa Anita Realty Enterprises, Inc. ("Realty") and Santa Anita Operating Company ("Operating" and, together with Realty, "Santa Anita"). This Amendment No. 2 is being filed, among other reasons, to add Meditrust Acquisition Company, a Massachusetts business trust and a wholly-owned subsidiary of Meditrust ("New MAC"), as a filing person to the Amended 13D, to describe certain of the terms of the Second Amended and Restated Agreement and Plan of Merger, dated as of April 13, 1997, between Santa Anita, Meditrust, New MAC and Meditrust Acquisition Corporation IV ("MAC IV") (the "Amended Merger Agreement") and to disclose New MAC's intention to purchase in open-market transactions paired shares of the Common Stock, par value $.10 per share, of Santa Anita ("Paired Shares") representing up to 9.8% of the issued and outstanding Paired Shares.

ITEM 2.  IDENTITY AND BACKGROUND

          Item 2 of the Amended 13D is hereby amended to include the following:

          (a)-(c) and (f) This statement is also being filed by New MAC, a Massachusetts business trust. The principal executive offices of New MAC are located at 197 First Avenue, Needham Heights, Massachusetts 02194-9127.

          New MAC is a wholly-owned subsidiary of Meditrust formed in June 1997 for the purpose of merging with and into Operating pursuant to the terms of the Amended Merger Agreement.

          David F. Benson is a Trustee and the President of New MAC. Edward F. Brooke is a Trustee of New MAC. Michael S. Benjamin is the Secretary of New MAC. The residence or business address and the principal occupation or employment of each of Mr. Benson, Mr. Brooke and Mr. Benjamin, and the name and principal business address of any corporation or other organization in which such employment is conducted, is described on Schedule I of the Original 13D.

          (d) During the last five years, neither New MAC nor, to the best of New MAC's knowledge, any of Mr. Benson, Mr. Brooke or Mr. Benjamin, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither New MAC nor, to the best of New MAC's knowledge, any of Mr. Benson, Mr. Brooke or Mr. Benjamin, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND USES OF FUNDS

          Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          Pursuant to the Amended Merger Agreement, New MAC has agreed to purchase from Santa Anita, prior to the record date (the "Record Date") for the Santa Anita shareholder meetings (the "Santa Anita Shareholder Meetings") to be called for the purpose of approving the mergers (the "Mergers") contemplated by the Amended Merger Agreement, at $31.00 per Paired Share, such number of Paired Shares that would result in New MAC and Meditrust owning, in the aggregate, pursuant to the constructive ownership rules of the Internal Revenue Code, 9.8% of the number of Paired Shares that will be issued and outstanding immediately after the consummation of such purchase (the "New MAC Purchase"), taking into account the number of Paired Shares held by New MAC and/or Meditrust immediately prior to the consummation of the MAC Purchase. /1/

          In addition, pursuant to the Amended Merger Agreement, Meditrust may designate New MAC and/or one or more unaffiliated persons who may purchase, prior to the Record Date, from Santa Anita, at $31.00 per Paired Share, up to such number of Paired Shares, in the aggregate, that is equal to 19.6% of the issued and outstanding Paired Shares immediately prior to the consummation of the New MAC Purchase,/2/ less the number of Paired Shares purchased by New MAC from Santa Anita pursuant to the New MAC Purchase;/3/ provided that in no event may New MAC or any unaffiliated person designated by Meditrust purchase a number of such Paired Shares which would result in it owning, pursuant to the constructive ownership rules of the Internal Revenue Code, in excess of 9.8% of the issued and outstanding Paired Shares.



----------
/1/ Based on there being 11,460,664 Paired Shares issued and outstanding as of June 10, 1997, 1,245,171 Paired Shares would be required to be purchased by New MAC from Santa Anita pursuant to the New MAC Purchase, assuming no Paired Shares are held by New MAC or Meditrust immediately prior to the consummation of the New MAC Purchase. For each Paired Share held by New MAC or Meditrust immediately prior to the consummation of the New MAC Purchase, New MAC's obligation to purchase Paired Shares pursuant to the New MAC Purchase will be reduced by approximately 1.11 Paired Shares.


/2/ Based on there being 11,460,664 Paired Shares issued and outstanding as of June 10, 1997, 19.6% of the currently issued and outstanding Paired Shares would represent approximately 2,246,290 Paired Shares.

/3/ Assuming New MAC purchases from Santa Anita 1,245,171 Paired Shares pursuant to the New MAC Purchase, 1,001,119 Paired Shares would be available for purchase by New MAC and/or one or more unaffiliated persons designated by Meditrust. For each Paired Share held by New MAC or Meditrust immediately prior to the consummation of the New MAC Purchase, the number of Paired Shares available for purchase by New MAC or one or more unaffiliated persons designated by Meditrust will be increased by approximately 1.11 Paired Shares.

          Pursuant to the Amended Merger Agreement, Meditrust is obligated to transfer to New MAC approximately $43,589,036./4/ Meditrust intends to transfer such funds from its working capital. Purchases of Paired Shares by New MAC are intended to be financed with such funds.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 of the Amended 13D is hereby amended and restated in its entirety as follows:

          On June 19, 1997, Santa Anita, Meditrust, MAC IV and New MAC entered into the Amended Merger Agreement pursuant to which, among other things, (a) a novation was effected to release MAC IV from its obligations under the Merger Agreement (as defined in the Original 13D) and to substitute New MAC in its place, (b) prior to the record date for the shareholder meetings of Meditrust and New MAC to be called for the purpose of approving the Mergers, Meditrust will distribute to its shareholders the beneficial ownership of all of the New MAC shares of beneficial interests without par value ("New MAC Shares") and (c) Meditrust will be merged into Realty, New MAC will be merged in the Operating, and each holder of Meditrust shares of beneficial interests without par value ("Meditrust Shares") and New MAC Shares will be entitled to receive in a tax-free exchange 1.2016 Paired Shares for each Meditrust Share and New MAC Share owned by such holder. Upon completion of the Mergers, the surviving corporations will be called Meditrust Corporation and Meditrust Operating Company, respectively.

          As more fully described in Item 3 above, pursuant to the Amended Merger Agreement, New MAC has agreed to purchase from Santa Anita, prior to the Record Date, at $31.00 per Paired Share, a number of Paired Shares, and Meditrust may designate New MAC and/or one or more unaffiliated persons who may, prior to the Record Date, purchase from Santa Anita, at $31.00 per Paired Share, a number of Paired Shares.

          The Amended Merger Agreement also provides that, if requested by Santa Anita, Meditrust and New MAC will ensure that $100 million, less the aggregate purchase price of the Paired Shares purchased from Santa Anita by New MAC and unaffiliated persons designated by Meditrust pursuant to the Amended Merger Agreement, is made available to fund, at $31.00 per Paired Share, a cash election in connection with the Mergers for Paired Shares outstanding prior to the Mergers. In no event shall the $100 million required to be made available be reduced, by reason of purchases of Paired Shares by New MAC and unaffiliated persons designated by



----------
/4/ Pursuant to the Amended Merger Agreement, Meditrust is obligated to transfer to New MAC, immediately prior to the record date for the shareholder meetings of Meditrust and New MAC to be called for the purpose of approving the Mergers, an amount of cash equal to .019 multiplied by the product of $37.25 times the number of Meditrust Shares (as defined in Item 4) outstanding immediately prior to the time at which such transfer is effected. Based upon there being 61,588,182 Meditrust Shares issued and outstanding as of June 17, 1997 such amount would be equal to approximately $43,589,036.

Meditrust, by an amount in excess of the product of $31.00 and the number of Paired Shares that would be required to be purchased by New MAC pursuant to the New MAC Purchase if no Paired Shares were held by MAC or Meditrust immediately prior to the consummation of the New MAC Purchase./5/

          Upon consummation of the Mergers, up to twelve directors designated by Meditrust will serve on the Boards of Directors of Meditrust Corporation and Meditrust Operating Company, the surviving entities. Meditrust Corporation's Board of Directors will include two current members of the Board of Directors of Realty, and Meditrust Operating Company's Board of Directors will include two current members of the Board of Directors of Operating.

          In connection with the Mergers, the Certificates of Incorporation of Realty and Operating will be amended to increase each of their authorized capital stock to 306,000,000 shares of which 300,000,000 shares will be common stock and 6,000,000 shares will be preferred stock. Of the 300,000,000 shares of common stock that will be authorized by the Certificates of Incorporation of Realty and Operating, 19,000,000 of such shares will be designated as Common Stock, par value $10 per share, and the remaining 281,000,000 of such shares will be designated as a new class of common stock ("Series Common Stock"). The Board of Directors of Meditrust Corporation and Meditrust Operating Company would have the right to authorize the issuance of the shares of Series Common Stock in one or more series with such designations, preferences, rights, qualifications and restrictions with respect to matters such as voting, dividends, conversion rights etc. as such Boards of Directors may determine in their sole discretion, without any further authorization by shareholders. Although they have no present intention to do so, the Boards of Directors of Meditrust Corporation and Meditrust Operating Company could authorize the issuance of one or more series of Series Common Stock that could, depending on the terms of the series in which issued, make more difficult or discourage an attempt to obtain control of such corporations by means of a merger, tender offer, proxy contest or otherwise.

          Pursuant to the terms of the Amended Merger Agreement, following the Mergers, Meditrust Corporation and Meditrust Operating Company will be authorized to transfer some or all of their assets to one or more wholly-owned subsidiaries in exchange for equity interests in such subsidiaries.

          Upon completion of the Mergers, Meditrust Corporation expects to distribute dividends of at least 95% of its annual REIT taxable income in order to maintain its status as a real estate investment trust under the Internal Revenue Code.

          The Amended Merger Agreement and the Mergers contemplated thereby, which have been approved unanimously by the Board of Trustees of Meditrust, the Board of Trustees of



----------
/5/ Assuming New MAC would be required to purchase 1,245,171 Paired Shares pursuant to the New MAC Purchase (see footnote 1), the maximum amount by which such $100 million could be reduced would be approximately $38,600,301.

New MAC and the Boards of Directors of Santa Anita, are subject to the approval of the shareholders of Meditrust, New MAC and Santa Anita.

          The Amended Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference in its entirety. The foregoing summary of the Amended Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

          In addition, in view of expressions of interest from third-parties and in furtherance of Meditrust's and New MAC's business objectives, officers and representatives of Meditrust and New MAC have contacted, made specific proposals to, and engaged in discussions with, and intend to continue to contact, make specific proposals to, and engage in discussions with, third-parties from time to time, and may from time to time conduct negotiations with third-parties, regarding possible transactions, including acquisitions, joint ventures, strategic alliances and other business arrangements, between Meditrust and/or New MAC and these parties. Any such transaction would be conditioned on the consummation of the Mergers.

          Officers and representatives of Meditrust and New MAC also have contacted, responded to inquiries of, and engaged in discussions with, and intend to continue to contact, respond to inquiries of, and engage in discussions with, third-parties from time to time regarding the possibility of one or more of these parties purchasing Paired Shares from Santa Anita pursuant to Meditrust's right under the Amended Merger Agreement to designate unaffiliated persons to purchase Paired Shares and/or purchasing Meditrust Shares and/or New MAC Shares from Meditrust or New MAC, as applicable.

          There can, of course, be no assurance that any of the contacts, discussions or negotiations described in the prior two paragraphs will result in any transactions.

          New MAC intends, from time to time prior to the Record Date, to purchase in open-market transactions, in privately negotiated transactions or otherwise Paired Shares representing up to 9.8% of the issued and outstanding Paired Shares. The amounts of any such purchases will depend on prevailing market conditions as well as the price and other terms of possible transactions. At any time, prior to the Record Date, New MAC may, temporarily or permanently, discontinue such purchases.

          Except as set forth in this Item 4 or the Amended Merger Agreement, neither Meditrust, New MAC nor, to the best of Meditrust's and New MAC's knowledge, any of the individuals named in Schedule I of the Original 13D, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 of the Amended 13D is hereby amended and restated in its entirety as follows:

          (a)-(b) By reason of their execution of the Amended Merger Agreement and New MAC's obligation to consummate the New MAC Purchase as described in Item 3, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended, Meditrust and New MAC may be each deemed to beneficially own 1,245,171, shares of the issued and outstanding shares of Common Stock, par value $.10 per share, of Realty ("Realty Common Stock"), or approximately 9.7% of issued and outstanding Realty Common Stock, and 1,245,171 shares of Common Stock, par value $.10 per share, of Operating ("Operating Common Stock"), or approximately 9.8% of the issued and outstanding Operating Common Stock./6/

          Neither Meditrust, New MAC nor, to the best of Meditrust's and New MAC's knowledge, any of the individuals named in Schedule I of the Original 13D currently owns any Realty Common Stock or Operating Common Stock.

          (c) Neither Meditrust, New MAC nor, to the best of New MAC's and Meditrust's knowledge, any of the individuals named in Schedule I of the Original 13D has effected any transaction in the Realty Common Stock or Operating Common Stock during the past 60 days.

          (d) Until New MAC purchases Paired Shares pursuant to the Amended Merger Agreement or otherwise, neither Meditrust nor New MAC will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Realty Common Stock or Operating Common Stock.

          (e)  Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Amended 13D is hereby amended and restated in its entirety as follows:

          The Amended Merger Agreement contains certain customary restrictions on the conduct of the business of Santa Anita pending the Mergers, including certain customary restrictions relating to the Paired Shares. Furthermore, as described in Item 3, pursuant to the Amended Merger Agreement, Santa Anita granted New MAC the right to purchase Paired Shares and granted Meditrust the right to designate New MAC and/or one or more unaffiliated persons who may purchase from Santa Anita Paired Shares. New MAC intends to vote at the Santa Anita Shareholder Meetings in favor of the Mergers in respect of all Paired Shares held by it as of the Record Date. Except as provided in the Amended Merger Agreement or as set forth herein, neither Meditrust, New MAC nor, to the best of Meditrust's or New MAC's knowledge, any of the individuals named in
Schedule I of the Original 13D, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Santa Anita, including, but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.





----------
/6/ These percentages are based on there being 11,586,925 shares of Realty Common Stock, and 11,460,664 shares of Operating Common Stock, issued and outstanding as of June 10, 1997.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          1. Second Amended and Restated Agreement and Plan of Merger, dated as of April 13, 1997, by and between Santa Anita Realty Enterprises, Inc., Santa Anita Operating Company, Meditrust, Meditrust Acquisition Company and Meditrust Acquisition Corporation IV.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 1997       MEDITRUST

                            By:  /s/ Michael S. Benjamin
                                 ---------------------------------------------
                                 Name:  Michael S. Benjamin
                                 Title: Senior Vice President and Secretary


                            MEDITRUST ACQUISITION COMPANY

                            By:  /s/ Michael S. Benjamin
                                 ---------------------------------------------
                                 Name:  Michael S. Benjamin
                                 Title: Secretary